UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
+972 (3) 715 0920
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Special General Meeting of Shareholders

On May 24, 2023, Pagaya Technologies Ltd. (the “Company”) held a virtual-only Special General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted upon each of the proposals (the “Proposals”) that were described in the Company’s Notice and Proxy Statement with respect to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on May 3, 2023.

Shareholders of record at the close of business on April 24, 2023 were entitled to vote at the Meeting. Each of the Proposals was approved by the respective requisite majority of the Company’s shareholders in accordance with the Israeli Companies Law, 5759-1999 and the Company’s articles of association (the “Articles”).

Amended and Restated Articles of Association

On May 24, 2023, at the Meeting, the Company’s shareholders approved the replacement of the Articles in their entirety with amended and restated articles of association (the “A&R Articles”). The A&R Articles are furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”).

Closing of Private Placement Transaction

As previously announced, on April 14, 2023 the Company entered into a Preferred Share Purchase Agreement (the “Purchase Agreement”) with Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P (together, the “Investor”) pursuant to which the Company agreed, subject to shareholder approval, to issue and sell to the Investor an aggregate of 60,000,000 Series A Preferred Shares, no par value (the “Series A Preferred Shares”), at a price of $1.25 per share (subject to applicable adjustment as provided in the A&R Articles), for an aggregate purchase price of $75 million (the “Transaction”). On May 24, 2023, the Company obtained the required shareholder approval. On May 25, 2023, the Company closed the Transaction.

Unregistered Sales of Equity Securities

The Company issued and sold the Series A Preferred Shares in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), by virtue of Rule 506 of Regulation D thereunder. In connection with its execution of the Purchase Agreement, the Investor represented to the Company that it is an “accredited investor” as defined in Regulation D under the Securities Act and that the Series A Preferred Shares to be purchased by the Investor will be acquired solely for its own account and for investment purposes and not with a view to future sale or distribution. The issuance and sale of the Series A Preferred Shares, including any Class A Ordinary Shares underlying the Series A Preferred Shares, have not been registered under the Securities Act or the securities laws of any other jurisdiction, and such securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This Form 6-K does not constitute an offer to sell, or a solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

This Form 6-K is incorporated by reference into the Registration Statement on Form S-8, File No. 333-265739 of the Company, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Articles of Association of Pagaya Technologies Ltd., as amended and restated on May 24, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

Date: May 26, 2023	By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer